UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Demonstrates WiMAX™ Market Leadership by Showcasing 4G Solutions and End User Devices at Mobile World Congress 2010. Dated February 10, 2010	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: February 10, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Demonstrates WiMAX™ Market Leadership by Showcasing 4G
Solutions and End User Devices at Mobile World Congress 2010

Company to feature its portfolio of 4G WiMAX end user devices derived from an extensive, mature ecosystem

Visit Alvarion at Mobile World Congress, February 15-18, Barcelona, Hall 2, Booth C25

Tel-Aviv, Israel, February 10, 2010 — During Mobile World Congress, Alvarion Ltd. (NASDAQ: ALVR) will showcase a broad range of 4G WiMAX end user devices, end-to-end network solutions and innovative wireless applications, highlighting the collaboration with open network of partners.

As the world’s leading provider of 4G WiMAX solutions with more than 3.5 million wireless devices deployed around the globe, Alvarion offers a complete portfolio of field-proven WiMAX devices – ranging from indoor and outdoor CPEs, USB dongles and embedded laptops and netbooks. Alvarion’s OPEN WiMAX device strategy is aimed at bringing advanced ecosystem devices to the market with Alvarion branded devices as well as third party devices through its partner interoperability testing (IOT) program. The key elements of our approach includes a comprehensive choice of different types of devices, IOT with multiple WiMAX chipset vendors and a streamlined device IOT program for a faster time to market. Alvarion’s offering is based on superior technology innovations, a broad ecosystem and unparalleled deployment experience, enabling its customers to adopt unique business cases.

The following activities are planned at Alvarion’s booth in Hall 2 (#C25):

Display of end user devices – Alvarion’s booth will showcase over 20 end user devices, including embedded WiMAX laptops, netbooks, a variety of USB dongles, MIDs, UMPCs and Mobile Hot Spots.

Demos – Alvarion’s booth will also demonstrate state of the art WiMAX base stations connected live with several WiMAX devices.

Speaking program – Alvarion will also host daily sessions from its ecosystem partners in the booth on various topics. Some specific topics that will be covered are:
•	Taiwan WiMAX ecosystem
•	Value added services platform
•	Optimization of wireless networks in the age of rich video consumption
•	The role of automatic video production over 4G networks
•	VoIP and mobile services for WiMAX providers
•	Cross network and device media delivery platform
•	Wireless backhaul

“Alvarion is proud to be leading the world of 4G today with our Open WiMAX solutions,” said Mohammad Shakouri, Corporate VP Innovation and Marketing of Alvarion. “We look forward to showcasing extensive array of end user devices, along with innovative applications supplied by our partners as further evidence that our Open WiMAX strategy is progressing and WiMAX technology and devices are bringing benefits of wireless broadband to end-users around the globe.”

About Alvarion
Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession;, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX" is a trademark of the WiMAX Forum.
"Alvarion" is a registered trademark of Alvarion Ltd. in certain jurisdictions
All other companies' names, products, services may be the properties of their respective owners.